SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 16 )


                           Champps Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  909 15K 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 829-8100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)


     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909 15K 100                  13D                   Page 2 of 8 Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Timothy R. Barakett
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Canada
________________________________________________________________________________
7 SOLE VOTING POWER

  NUMBER OF
                    5,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,783,706
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    2,783,706
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


2,788,706
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


23.49%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     909 15K 100              13D                   Page 3 of  8  Pages



________________________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Atticus Qualified Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          728,152
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                   728,152
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


728,152
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


6.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


PN

CUSIP No.     909 15K 100              13D                   Page 4 of  8  Pages

     The purpose of this Amendment No. 16 is to report that the Reporting Persons have acquired shares of common stock, par value $.01 of Champps Entertainment, Inc. for investment purposes and may or may not continue to acquire additional shares of Champps Entertainment, Inc. common stock
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!


________________________________________________________________________________
Item 1.  Security and Issuer.


No change.
________________________________________________________________________________
Item 2.  Identity and Background.

     No change.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     Item 3 is amended by replacing the current response with the following paragraph:

     "As of the date hereof, Mr. Barakett is deemed to beneficially own 2,788,706 shares of Common Stock and Atticus Qualified Partners, L.P. is deemed to beneficially own 728,152 shares of Common Stock. With the exception of 5,000 options to purchase shares of Common Stock at an exercise price of $4.00 per share (the "Options"), all 2,788,706 shares of Common Stock deemed to be owned by Mr. Barakett are held by either the Partnerships, the Fund or the managed accounts. The aggregate purchase price for all the shares of Common Stock of the Issuer that Mr. Barakett is currently deemed to beneficially own is $16,706,283.35. The aggregate purchase price for all the shares of Common Stock of the Issuer that Atticus Qualified Partners, L.P. is currently deemed to beneficially own is $4,835,791.82. The funds for the purchase of the shares of Common Stock held in the Partnerships, the Fund or the managed accounts have come from the working capital of the Partnerships, the Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them."

________________________________________________________________________________
Item 4.  Purpose of Transaction.

       No change.

CUSIP No.     909 15K 100              13D                   Page 5 of  8  Pages
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by replacing the current response with the following paragraph:

     "Based on the Issuer's most recent filing on Form 10-Q, as of November 15, 2000 there were 11,871,527 shares of Common Stock outstanding. Mr. Barakett owns the Options, which are deemed to be outstanding for the purposes of this Amendment No. 16. Therefore, Mr. Barakett may be deemed to beneficially own 23.49% of the outstanding shares of Common Stock and Atticus Qualified Partners, L.P. may be deemed to own 6.2% of the outstanding shares of Common Stock. Neither Atticus Partners nor any of the managed accounts by itself owns greater than 5% of the outstanding shares of Common Stock. Mr. Barakett and Atticus Qualified Partners, L.P. have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that they are deemed to beneficially own. All transactions in the shares of Common Stock effected by Mr. Barakett since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto."


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


No change.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and supplemented by adding the following at the end of the current response:

                  Exhibit A to Amendment No. 16 - Joint Filing agreement.

                  Exhibit B to Amendment No. 16 - As described in Item 5.


________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)

                             By:  ATTICUS  QUALIFIED  PARTNERS,  L.P.  Manager

     By:    Timothy   R.    Barakett    ----------------------------------------
(Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

     CUSIP NO. 909 15K 100 SCHEDULE 13D Page 8 of 8 Pages


                                                                       Exhibit A





                                    AGREEMENT

     The undersigned agree that this Amendment to Schedule 13D dated November 27, 2000 relating to the Common Stock of Champps Entertainment, Inc. shall be filed on behalf of the undersigned.





                                                     Timothy R. Barakett


     ATTICUS QUALIFIED PARTNERS, L.P.

     By:

     Timothy R. Barakett, Managing Member of Atticus Holdings, L.L.C., General Partner of Atticus Qualified Partners, L.P.


                        Exhibit B SCHEDULE OF TRANSACTIONS - TIMOTHY R. BARAKETT

Date Shares Purchased or (Sold)      Price Per Share 10/23/00 500     $5.98

10/24/00                          10,000                              $6.25

10/31/00                          50,000                              $6.91

11/01/00                           4,600                              $6.94

11/20/00                          33,700                              $7.48

11/21/00                          25,700                              $7.70

11/21/00                          10,000                              $7.70